UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)

INDUSTRI-MATEMATIK INTERNATIONAL CORP.
(Name of Subject Company)

STG OMS ACQUISITION CORP.
STG OMS IRELAND LIMITED
STG
SYMPHONY TECHNOLOGY II-A, L.P.
SYMPHONY TECHNOLOGY II GP, LLC
ROMESH WADHWANI
(Offerors)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

_________________

455792101
(Cusip Number of Class of Securities)

Bryan Taylor
STG OMS Acquisition Corp.
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tend

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|	third-party tender offer subject to Rule 14d-1.
|_|	issuer tender offer subject to Rule 13e-4.
|_|	going-private transaction subject to Rule 13e-3.
|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

AMENDMENT NO. 1 TO SCHEDULE TO

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO as initially filed with the Securities and Exchange Commission on November 12, 2002 (as amended, the “Schedule TO”) by STG OMS Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of STG OMS Ireland Limited (“Parent”), a private limited company incorporated under the laws of Ireland and a wholly owned subsidiary of Symphony Technology II-A, L.P. (“ST II-A”), a limited partnership organized under the laws of the State of Delaware. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the “Shares”), of Industri-Matematik International Corp., a Delaware corporation (“Company”), at $.35 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

      Items 1 through 9, and Item 11.

        (1)  The paragraph appearing in the “Summary Term Sheet” section of the Offer to Purchase under the caption “Do you have the financial resources to make payment?” is amended by deleting the last three sentences of the paragraph and replacing them with the following:

"Dr. Wadhwani is providing the $11.5 million to Symphony Technology II-A, L.P. in his capacity as limited partner of Symphony Technology II-A, L.P. and pursuant to a capital call by Symphony Technology II-A, L.P. Dr. Wadhwani is the Chief Executive Officer and Managing Director of Symphony Technology II GP, LLC, the sole general partner of Symphony Technology II-A, L.P. A portion of Dr. Wadhwani’s equity contribution may be refinanced at or following the closing of the merger of STG OMS Acquisition Corp. with and into Industri-Matematik International Corp. through outside sources. If such a refinancing occurs, a portion of the funds contributed by Dr. Wadhwani may be repaid to Dr. Wadhwani. The offer is not conditioned upon any financing arrangements.”

        (2)  The paragraph appearing in the “Summary Term Sheet” section of the Offer to Purchase under the caption “Will the Offer be followed by a merger if all Industri-Matematik International Corp. shares are not tendered in the Offer?” is amended by adding the following after the first sentence of the paragraph:

“If we acquire at least 90% of the outstanding shares of Industri-Matematik International Corp., we believe we would be able to effect the merger without a vote of Industri-Matematik International Corp.‘s stockholders. If we do not acquire at least 90% of such shares, we will have to seek approval of the merger by Industri-Matematik International Corp.‘s stockholders.”

        (3)  The paragraph appearing in the “Summary Term Sheet” section of the Offer to Purchase under the caption “If I decide not tender, how will the Offer affect my shares?” is amended by adding the following at the beginning of the paragraph:

“If the offer is consummated, we are obligated to complete the merger subject to the satisfaction or waiver of certain conditions contained in the merger agreement. See “The Offer-Section 12-Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement.”

        (4)  The third sentence of the paragraph appearing in the “Summary Term Sheet” section of the Offer to Purchase under the caption “If I decide not tender, how will the Offer affect my shares?” is deleted and replaced with the following:

“During the period between the consummation of the offer and the merger, or if the merger does not take place and the offer is consummated, the number of stockholders and of shares of Industri-Matematik International Corp. common stock that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Industri-Matematik International Corp. common stock, which may affect prices at which shares trade.”

        (5)  The first paragraph appearing in the Offer to Purchase under “The Offer-Section 7-Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” is amended by adding the following after the caption “Possible Effects of the Offer on the Market for the Shares”:

“If the Offer is consummated, we are obligated to consummate the Merger subject to the satisfaction or waiver of certain conditions contained in the Merger Agreement. See “The Offer-Section 12-Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement”.”

        (6)  The third sentence following the caption “Possible Effects of the Offer on the Market for the Shares” in the first paragraph appearing in the Offer to Purchase under “The Offer-Section 7-Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” is deleted and replaced with the following:

“During the period between the consummation of the Offer and the Merger, or if the Merger does not take place and the Offer is consummated, the number of stockholders and of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than Purchaser.”

        (7)  The second sentence following the caption “Projections” in the fourth paragraph appearing in the Offer to Purchase under “The Offer-Section 8-Certain Information Concerning the Company” is deleted and replaced with the following:

“Such information included the Company’s projections of revenue and net income and other information not considered material for the Company’s fiscal year ending April 30, 2003.”

        (8)  The last sentence of the fifth paragraph appearing in the Offer to Purchase under “The Offer-Section 8-Certain Information Concerning the Company”is deleted and replaced with the following:

“None of us, the Company and any of our affiliates and representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and, except to the extent required by law, none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even if any or all of the assumptions underlying the projections are shown to be in error.”

        (9)  The following paragraph is inserted after the second paragraph appearing in the Offer to Purchase under “The Offer-Section 9-Certain Information Concerning Purchaser, Parent, ST II-A and Related Persons”:

“STG is an exempted company incorporated with limited liability in the Cayman Islands on October 23, 2002, with principal executive offices at 4015 Miranda Avenue, 2nd Floor, Palo Alto, California, 94304. The telephone number of STG’s principal executive offices is (650) 935-9500. To date, STG has engaged in no activities other than those incident to its formation, the execution and delivery of the Merger Agreement and the assignment of all its rights and obligations under the Merger Agreement to Parent. STG is a wholly owned subsidiary of ST II-A.”

        (10)  The seventh and eighth paragraphs appearing in the Offer to Purchase under “The Offer-Section 9-Certain Information Concerning Purchaser, Parent, ST II-A and Related Persons” are amended by adding “STG,” following each occurrence of “Parent,” in such paragraphs.

        (11)  The eighth paragraph appearing in the Offer to Purchase under “The Offer-Section 9-Certain Information Concerning Purchaser, Parent, ST II-A and Related Persons” is amended by adding “STG’s,” following each occurrence of “Parent’s,” in the paragraph.

        (12)  The first paragraph appearing in the Offer to Purchase under “The Offer-Section 10-Source and Amount of Funds” is amended by deleting the last two sentences of the paragraph and replacing them with the following:

"Dr. Wadhwani is providing the $11.5 million to ST II-A in his capacity as limited partner of ST II-A and pursuant to a capital call by ST II-A. Dr. Wadhwani is the Chief Executive Officer and Managing Director of ST GP, the sole general partner of ST II-A. A portion of Dr. Wadhwani’s equity contribution may be refinanced at or following the closing of the Merger through outside sources. If such a refinancing occurs, a portion of the funds contributed by Dr. Wadhwani may be repaid to Dr. Wadhwani.”

        (13)  The last sentence of the eighth paragraph appearing in the Offer to Purchase under “The Offer-Section 11-Background of the Offer” is deleted and replaced with the following:

“As a condition to ST II-A’s entering into the letter of intent, on the same day, Warburg Pincus Investors, L.P. and ST II-A entered into a letter agreement whereby Warburg Pincus Investors, L.P. agreed that it would tender its shares or vote in favor of a merger, as applicable, in the event that ST II-A and the Company entered into a definitive merger agreement on or prior to October 16, 2002, in accordance with the letter of intent.”

        (14)  The text of the fourth bullet appearing in the Offer to Purchase under “The Offer-Section 14-Conditions of the Offer” is deleted and replaced with the following:

“if, at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exist:"

        (15)  The text following the semicolon of the final bullet appearing in the Offer to Purchase under “The Offer-Section 14-Conditions of the Offer” (and immediately preceding the last paragraph under “The Offer-Section 14-Conditions of the Offer”) is deleted and replaced with the following:

“which, in Parent’s reasonable judgment, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.”

        (16)  The first sentence of the last paragraph appearing in the Offer to Purchase under “The Offer-Section 14-Conditions of the Offer” is deleted and replaced with the following:

“The foregoing conditions are for the sole benefit of Purchaser, Parent and their affiliates and may be asserted by us or Parent in our reasonable judgment regardless of the circumstances giving rise to any such conditions or may be waived by us as permitted by the Merger Agreement in whole or in part at any time or from time to time before the Expiration Date.”

        (17)  The first paragraph (including the caption thereof) appearing in Schedule I to the Offer to Purchase under the heading “Directors and Executive Officers” is amended by adding “STG,” following each occurrence of “Parent,” in such paragraph.

        (18)  Schedule I to the Offer to Purchase is amended by inserting the phrase “President, Chief Executive Officer and Director of STG.” following the second period in the table under the heading “Current Principal Occupation or Employment and Five-Year Employment History” and opposite the name “Dr. Romesh Wadhwani.”

        (19)  Schedule I to the Offer to Purchase is amended by inserting the phrase “Secretary and Director of STG.” following the second period in the table under the heading “Current Principal Occupation or Employment and Five-Year Employment History” and opposite the name “Bryan Taylor.”

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2002

STG OMS ACQUISITION CORP.

By:	/s/ Romesh Wadhwani

	Name:	Romesh Wadhwani
	Title:	President

STG OMS IRELAND LIMITED

By:	/s/ Bryan Taylor

	Name:	Bryan Taylor
	Title:	Secretary

STG

By:	/s/ Romesh Wadhwani

	Name:	Romesh Wadhwani
	Title:	President and Chief Executive Officer

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC its General Partner

By:	/s/ Romesh Wadhwani

	Name:	Romesh Wadhwani
	Title:	Chief Executive Officer and Managing Director

/s/ Romesh Wadhwani

Romesh Wadhwani